O’Neill Law Group PLLC	435 Martin Street, Suite 1010
Blaine, WA 98230

Stephen F.X. O’Neill*	Telephone: 360-332-3300
Christian I. Cu**	Facsimile: 360-332-2291
Conrad Y. Nest*	E-mail: cic@stockslaw.com

File #4279

August 15, 2006
VIA EDGAR & FEDEX
THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3561
Washington, D.C. 20549-3561

Attention: John D. Reynolds, Assistant Director

Dear Sirs:

RE:	AZTEK VENTURES INC. (the “Company”)
	-	Registration Statement on Form SB-2
	-	Original filed April 13, 2006; Amendment No. 1 filed July 11, 2006
	-	File Number 333-133295

We write on behalf of Aztek Ventures Inc. in response to your comment letter dated July 19, 2006 regarding the above-referenced Form SB-2 filing (the “Comment Letter”). On behalf of the Company, we have filed with the United States Securities and Exchange Commission (the “SEC”) via the EDGAR system, a second amended Registration Statement on Form SB-2/A (as revised, the "Amended Form SB-2"). We enclose with this letter a copy of the Amended Form SB-2, along with a redlined copy reflecting the changes made from the previous filing.

In addition to the Amended Form SB-2, we also provide below our responses to the comments made in the Comment Letter. Our responses herein are based on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Amended Form SB-2.

COMMENT

WE HAVE CONSIDERED THE CORRESPONDENCE ACCOMPANYING THE FORM SB-2 AMENDMENT FILED JULY 11, 2006. PLEASE PROVIDE THE DISCLOSURE REQUESTED BY PARTS (A) AND (C) OF COMMENT 1. REGARDING PART (B) OF THAT COMMENT, PLEASE ADD DISCLOSURE TO THE PROSPECTUS TO EXPLAIN WHY AZTEK IS NOT A BLANK CHECK COMPANY AS DEFINED BY RULE 419. IN THIS REGARD, IF THE REVERSE MERGER ACTIVITIES OF THE OTHER REPORTING COMPANIES ARE NOT RELEVANT TO AZTEK AND ITS FUTURE CONDUCT, PLEASE ADD DISCLOSURE TO INDICATE THIS AND EXPLAIN WHY.

VANCOUVER OFFICE:	O’Neill Law Corporation
Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3
Tel: (604) 687-5792 / Fax: (604) 687-6650

*Washington and British Columbia Bars; ** Nevada, Washington and British Columbia Bars

O’Neill Law Group PLLC	2
United States Securities and Exchange Commission
Attention: John D. Reynolds, Assistant Director

We feel that it is inappropriate for the Company to add the disclosure that you have requested. The purpose of the review of the Registration Statement is to ensure that it contains full, true and plain disclosure, not to attempt to achieve some collateral purpose of discouraging “reverse acquisitions or reported intentions to acquire other parties shortly following effectiveness.” The disclosure you have requested is not relevant to providing investors with information on this company, but is related to your collateral purpose. This is unnecessary and unfair to Mr. White, who is only guilty of being related to other persons who may have engaged in such activities. Mr. White is the only person with sufficient control over the Company to engage in such a transaction and, accordingly, the past history of the Company’s minority shareholders is irrelevant. He has continued to assert his bona fide intention to proceed with the business plan of the Company which is to pursue exploration of its Ideal Property. You have partially achieved your collateral purpose because your comments have resulted in the removal of Ms. Rzepczyck and obviously will prevent her from future involvement in such activities. In our view, you should be satisfied with that and not continue to insist on irrelevant disclosure relating to the activities of other persons.

Notwithstanding our objection to adding irrelevant disclosure, we have added language indicating that the Company does not have any intention to engage in a reverse acquisition of another issuer.

We ask that you accept the foregoing and provide any comments you have on the relevant disclosure in the Amended Form SB-2.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

"Christian I. Cu"

CHRISTIAN I. CU

CIC/clk

Enclosures

cc:	Aztek Ventures Inc. Attention: Curt White, President